UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CopyTele, Inc.

File No. 333-184410 - CF#28920

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CopyTele, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-8 filed on October 12, 2012.

Based on representations by CopyTele, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 4.15   through September 19, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Maryse Mills-Apenteng
        Special Counsel